SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                  Texoil, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    882906506
                                 (CUSIP Number)

                                December 31, 1999
            (Date of Event Which Requires Filling of this Statement)

        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [ ]     Rule 13d-1(b)

        [ ]     Rule 13d-1(c)

        [X]     Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, SEE the Notes).

CUSIP No. 882906506                   13G                    Page 2 of 3 Pages

1)    NAME OF REPORTING PERSONS/S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
      PERSONS

      Jerry M. Crews

2)    CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
      (a)   [ ]
      (b)   [ ]

3)    SEC USE ONLY

4)    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

NUMBER OF SHARES        5)    SOLE VOTING POWER                   393,503
BENEFICIALLY OWNED      6)    SHARED VOTING POWER                 0
BY EACH REPORTING       7)    SOLE DISPOSITIVE POWER              393,503
PERSON WITH:            8)    SHARED DISPOSITIVE POWER            0
                        9)    AGGREGATE AMOUNT BENEFICIALLY       393,503
                              OWNED BY EACH REPORTING PERSON
                        10)   CHECK IF THE AGGREGATE AMOUNT       [ ]
                              IN ROW (9) EXCLUDES
                              CERTAIN SHARES
                        11)   PERCENT OF CLASS REPRESENTED BY     5.9%
                              AMOUNT IN ROW (9)*
                        12)   TYPE OF REPORTING PERSON            IN

*Based on 6,601,023 shares outstanding as of February 9, 2000, 6,250 shares of Series A Convertible Preferred Stock immediately convertible into 12,500 shares of common stock and currently exercisable options to purchase 101,100 shares of common stock, both deemed to be outstanding pursuant to Rule 13d-3(1)(i) of the Securities Exchange Act of 1934, as Amended, for purposes of calculating this percentage.

SCHEDULE 13G                 PAGE 3 OF 4 PAGES


ITEM 1:      (A)     NAME OF ISSUER:

                     Texoil, Inc.

             (B)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                     110 Cypress Station Drive, Suite No. 220
                     Houston, Texas 77090-1629


ITEM 2:      (A)     NAME OF PERSON FILING:

                     Jerry M. Crews

             (B)     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                     RESIDENCE:

                     110 Cypress Station Drive, Suite No. 220
                     Houston, Texas 77090-1629

              (C)    CITIZENSHIP:

                     See Item 4 on page 2

              (D)    TITLE OF CLASS OF SECURITIES:

                     Common Stock

              (E)    CUSIP NUMBER:

                     882906506


ITEM 3:              Inapplicable


ITEM 4:      (A)     AMOUNT BENEFICIALLY OWNED:

                     See Item 9 on page 2

             (B)     PERCENT OF CLASS:

                     See Item 11 on page 2

             (C) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS VOTING AND DISPOSITIVE POWERS:

                     See Items 5 through 8 on page 2

SCHEDULE 13G                 PAGE 4 OF 4 PAGES



ITEM 5:            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                   Inapplicable


ITEM 6:            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                   PERSON:

                   Inapplicable


ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                   COMPANY:

                   Inapplicable

ITEM 8:            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                   Inapplicable


ITEM 9:            NOTICE OF DISSOLUTION OF GROUP:

                   Inapplicable


ITEM 10:           CERTIFICATION:


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2000

By:              /S/ JERRY M. CREWS
                 Jerry M. Crews
                 Individual